Exhibit 12.1

VIRGIN MEDIA INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31, 2011
	2011	2010	2009	2008	2007
	(in millions)
Fixed charges:
Interest	£440.8	£477.8	£455.1	£499.3	£514.1
Interest portion of rental expense	15.7	17.6	16.1	10.6	12.6

Fixed Charges	£456.5	£495.4	£471.2	£509.9	£526.7

Earnings:
Income (loss) from continuing operations before income taxes	£77.1	£(177.5)	£(361.1)	£(813.1)	£(491.2)
Fixed charges	456.5	495.4	471.2	509.9	526.7
Less: capitalized interest	—	—	—	—	—

Total earnings (deficit)	£533.6	£317.9	£110.1	£(303.2)	£35.5

Ratio of total earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)(1)	1.2 x	£(177.5)	£(361.1)	£(813.1)	£(491.2)

(1)	Earnings for each of the years ended December, 31 2010, 2009, 2008 and 2007 were inadequate to cover fixed charges by the amounts indicated in this row.